SANTOS RESOURCE CORP.
11450 - 201A Street
Maple Ridge, BC V2X 0Y4
Tel: (604) 460-8440 || (604) 648-8052

March 24, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Natural Resources
100 F Street, N.E.
Washington, D.C. 20549-4628

Attention: Ethan Horowitz / George K. Schuler
Fax No: (202) 772-9236

Dear Sirs:

Re:    Santos Resource Corp. (the "Company")
         Form 10-K/A Amendment No. 1 for Fiscal Year Ended February 28, 2010 Filed January 25, 2011
         Your comment letter dated January 11, 2011
         File No. 000-53520

We write to provide a response to your letter dated January 11, 2011, pursuant to which we had filed the above-referenced Form 10-K/A on January 25, 2011. The following address the comments set out in your letter dated January 11, 2011.

Form 10-K for Fiscal Year Ended February 28, 2010

Plan of Operations, page 5

1.         We only have one exploration project, that is the Lordeau Property.  The geological justification for this exploration project that we have hired and paid for Mr. Michel Boily to provide a Technical Report in order for us to proceed with the exploration project when we have the funds.  This Technical Report is discussed under heading "Technical Report on Properties" on page 3 of Form 10-K/A.

The exploration takes approximately 5 weeks to complete and costs approximately $102,224, which are set out under heading "Recommended Exploration Program" on page 3.  The disclosure includes estimated amounts that will be required for each exploration activity.

We have briefly described under heading "Recommended Exploration Program" on page 3 the next phase which depends on the results of this program.

We have stated under heading "Plan of Operations" on page 3 that we are attempting to raise additional money and have not started the exploration program.  We also stated that we do not have funds to meet our general operating expenses and to meet our obligations under the Property Option Agreement.

We have stated under heading "Geological Exploration Program" on page 4 that we anticipate that additional funding will be in the form of equity financing from the sale of common stock.

We have stated under heading "Geological Exploration Program" on page 4 that we have not hired any personnel to perform the geological work on the Lourdeau Property.  Any geologist that we hire in the future will be responsible for selecting the appropriate personnel and incurring all worker-related costs, which we will reimburse for such services.

2.         Detailed sampling of previous exploration work performed on the property is described under heading "Drilling - The Lourdeau Property" on pages 21 to 23.

3.         We will need to register with the government of Quebec before we work on the Lourdeau Claims -this is described under heading "Regulations" on page 5.  Under this heading, we also described the environmental laws concerning our exploration program.

Properties, page 10

4.         We only have one property, there are no other properties to list.  For the Lourdeau property, we have described the information required under paragraph (b) of Industry Guide 7, including

o    The location and means of access to our property are described under heading "Location, Accessibility, Climate, Local Resources, Infrastructure and Physiography" on page 15, the description is repeated again below for your easy reference.

Access from the south to the property is about 352 miles or 568 kilometers via the James Bay Road from the town of Matagami to the crossing of Trans-Taiga Road.  From Radisson we travel south for 32 miles or 52 kilometers upon reaching this intersection (see Figure 3).  From there, we progress east on the Trans-Taiga Road along the LG-3 Reservoir for about 55 miles or 90 kilometers until reaching the LG-3 airport from which we can arrange transport by helicopter to the property.  One can also take the northern intersection of the Trans-Taiga Road 3 miles or 6 kilometers past the LG-3 airport and travel 10 miles or 17 kilometers north-east to a major Hydro Quebec levee on the LG-3 Reservoir (see Figure 4).  At this point, we are 1.6 miles or 2.6 kilometers from the Lourdeau Property which can be attained by boat launched from a landing located at the levee.

o    Conditions that must be met in order to obtain or retain title to the property are described under heading "Title to Claims" on page 16.  As described in the Form 10-K/A, we need to incur expenditures of approximately $14,004 on or before August 31, 2010, in order to earn a 75% interest in the property.  This deadline has been subsequently extended to April 1, 2011.

o    A brief description of the rock formations and mineralization of existing or potential economic significance on the property is described under heading "Geology of the Lourdeau Hill" on pages 28 to 30.

o    A description of previous exploration work completed on the property is described under heading "Drilling - The Lourdeau Property" on pages 21 to 23.  Since our acquisition of the property, we have not commenced exploration work on the property.

o   We have not commenced any exploration work on the property, we therefore have not described the condition of the plant and equipment.

o   We have not performed any exploration work on the property, we therefore did not provide a description of equipment and infrastructure.

o    We have not performed any exploration work on the property, we have therefore stated that "We have not yet commenced physical exploration of the Lourdeau Claims." under heading "Geological Exploration Program" on page 4; and that "Other than latest worked reported in Michel Boily's technical report dated August 2007, no work has been done on the property." and "Since our acquisition of the property, there has been no current exploration work performed on the property." under heading "Present Work Program" on page 35.

o    Total costs incurred to date is described under heading "Present Work Program" on page 35, and proposed work program is described under heading "Recommended Exploration Program" on page 3.

"Since our incorporation in 2006, we have incurred an aggregate of $45,260 and issued 75,000 shares in connection with property acquisition cost and $0  in exploration costs."

"This program is estimated to cost approximately $102,224 (CAD$107,570), and will take approximately 5 weeks to complete."

o   The source of power and water that can be utilized at the property is described under heading "Present Work Program" on page 35:

"The centre of the Lordeau property is a little over 6 kilometers or 3.7 miles east-southeast from the Hydro-Quebec's settlement at Sakami.  Further, parts of these claims are located on the shore of the LG-3 Reservoir.  A power line lies approximately 5 kilometers or 3 miles west of the property and a road lies approximately 3 kilometers or 1.8 miles west of the property.  Our main source of power and water will be as permitted by Hydro-Quebec."

o   We have stated that the property is without known reserves and the proposed program is exploratory in nature under heading "Geological Exploration Program" on page 4.

"Our mineral claims presently do not have any mineral reserves.  There is no mining plant or equipment located on the property.

"We have not yet commenced physical exploration of the Lourdeau Claims.  Our exploration program is exploratory in nature and there is no assurance that mineral reserves will be found."

5.         We have added three location maps and an access map in the Form 10-K/A.

We further acknowledge that:

o    the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

o   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o    the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

We trust you find the Form 10-K/A satisfactory.

If you have any questions, please do not hesitate to contact the writer at (604) 460-8440 ext. 222.

Yours truly,

Santos Resource Corp.

per: /s/ Richard Pierce

Richard Pierce, President